Exhibit B-1
                       SOUTHERN OHIO COAL COMPANY

              ACTION BY WRITTEN CONSENT OF SOLE SHAREOLDER
                           WITHOUT A MEETING

            Pursuant to the authority contained in Section 31-1-73 of the West Virginia Corporation Act, the undersigned, being the sole shareholder of Southern Ohio Coal Company (the "Company"), does hereby take and adopt the following action in writing, without a meeting, in order to authorize the Board of Directors of the Company to pay a dividend out of capital surplus:

                  RESOLVED,  that the Board of Directors of this Company be, and it hereby is, authorized to declare and pay to the sole shareholder of the Company up to [$15,807,000] out of the capital surplus of this Company at the time of such distribution.

                               OHIO POWER COMPANY

                          By: ________________________
                                 Vice President
_____________, 1999